April 26, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549
Attn: Jeanne Baker, Terence O’Brien

Re:     The Scotts Miracle-Gro Company
Form 10-K filed November 22, 2023
Form 8-K filed November 1, 2023
Response filed February 9, 2024
File No. 001-11593

Dear Ms. Baker and Mr. O’Brien:

Set forth below are the responses of The Scotts Miracle-Gro Company (“we,” “us,” “our” and the “Company”) to the comments regarding the above-referenced documents contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) dated April 12, 2024. For your convenience, the comments of the Staff are reproduced in bold font below and are followed by our response.

Form 10-K for the Year Ended September 30, 2023

Non-GAAP Measures, page 43

1.We note your response to prior comment 1. Notwithstanding their scope and magnitude, the inventory impairment charges recognized following the decision to discontinue and exit the market for the majority of your lighting brands and product lines do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and ASC 420-10-S99-3, please confirm that you will no longer exclude these inventory impairments from your non-GAAP measures.

Response:

We respectfully acknowledge the Staff’s Comment and inform the Staff that the inventory impairment charges associated with the decision to discontinue and exit the market for the majority of our lighting brands and product lines totaled $121 million and were recorded during the third and fourth quarters of fiscal 2022. We confirm that we will no longer exclude these inventory impairments from our non-GAAP measures in future filings.

* * * * * * * * * *

On behalf of the Company, I thank you for your consideration of our response. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (937) 578-5968.

Sincerely,
/s/ MATTHEW E. GARTH
Matthew E. Garth Executive Vice President, Chief Financial Officer & Chief Administrative Officer